FUSE GROUP HOLDING INC.

October 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention: Joseph Klinko

                 Mark Wojciechowski

Re:	Fuse Group Holding Inc.
Form 10-K for the Fiscal Year Ended September 30, 2020
Filed on December 16, 2020
File No. 333-202948

Dear Mr. Klinko:

Fuse Group Holding Inc. (“Fuse Group” or the “Company” and sometimes referred to as “we” or “our”) is submitting its response to the SEC Comment Letter, dated September 24, 2021 (the “Comment Letter”), in connection with the issues and outstanding disclosure items set forth therein. For convenience of reference, we included in this response letter the same caption and paragraph numbers, and the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Form 10-K for the Fiscal Year ended September 30, 2020 Notes to Consolidated Financial Statements

Note 5 - Prepaid Expenses, page F-13

1.

We note your response to prior comment three, concerning your reporting of the “prepayment for acquisition of mining rights,” in your June 30, 2021 balance sheet, representing common shares that you intend to convey to acquire Portafolio en Investigacion Ambiental S.A. de C.V. (Portfolio), having the five exploration concessions in Mexico. You state “We will hold stock certificates for Fuse Group shares and will not release them to the sellers of Portafolio until Fuse Processing is registered as the new shareholder of Portafolio with the Mexican government.”

Given that you continue to have custody of the shares, and have not completed the transaction, you should amend your interim reports to reclassify and present the balance as a deduction from stockholders equity, consistent with SAB Topic 4:E.

Response: On September 30, 2021, on management’s recommendation and after discussion with Prager Metis CPAs, LLP (“Prager Metis”), the Company’s independent registered public accounting firm, the Company determined that the financial statements for each of the three months ended June 30, 2021 and March 31, 2021, as presented in our Quarterly Reports on Form 10-Q, should no longer be relied upon due to the accounting issue set forth below.

We agree with the Staff’s comment that no asset should be recorded consistent with SAB Topic 4:E and have determined that the transaction should not be presented gross in the statement of Stockholders’ Equity (i.e. as a separate line item) as the share exchange has not yet occurred and we had incorrectly identified the shares as being issued.  As mentioned in the prior letter, we initially recorded this transaction based on the determination that the Fuse Shares had been issued, but not yet delivered to the selling shareholders of Portafolio.  After reconsideration, we determined that the Fuse Shares were incorrectly described as being issued, as they remained in the custody of the Company, so not sold (i.e. provided as consideration) to the selling shareholders.  Additionally, based on the terms of the closing of the Share Exchange Agreement, issuance of the shares would occur upon receiving shares from the acquiree, which has not yet occurred.

To reflect the Restatement, the Company will file amended Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2021 and March 31, 2021, containing restated unaudited consolidated financial statements for the period, as soon as practicable.

2.

We note that you have not amended the Form 8-K that you filed on February 16, 2021, in which you reported an agreement to purchase Portafolio en Investigacion Ambiental S.A. de C.V. (Portafolio), which owned “five mines” in Mexico, in exchange for stock valued at $1 million. In your May 26, 2021 response to prior comment two, you agreed to correct various representations in that report, including the exhibit, and to clarify that the assets owned by the entity consist only of exploration concessions, cover properties that have not been explored, have no actual operations, and are without any facilities or equipment.

Tell us the reasons for the delay and when you expect to file the amended report.

Response: We originally planned to file the amendment to Form 8-K when we clear the comments from the Commission to include all the amendments that are required during this process. We have filed the Form 8-K amendment on September 28, 2021.

3.

We note that you declined to comply with prior comment four, having reference to the Forms 8-K that you filed on February 11, 2021 and March 17, 2021, and asking you to disclose the nature and extent of operations conducted by E-Mo Biotech Holding Inc. (E- Mo), the subject of your March 11, 2021 Share Exchange Agreement, which you have indicated would be the accounting acquirer in a reverse merger. You initially reported that “E-Mo is involved in biology research and development including vaccines, immunological treatment, diagnostic product development and similar treatments against the Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-co-V2”) and relevant diseases,” and have subsequently represented, most recently in your June 30, 2021 interim report, that “E-Mo Biotech engages in biology research and development business.”

However, in your May 26, 2021 response to comment five, you reveal that E-Mo is a “start-up biotech company” and indicate that you hired a third-party valuation firm due to the difficulty of valuing a start-up company which we understand is due to the lack of relevant historical financial information. We note that assumptions underlying the $100 million valuation are hypothetical, including gross margin percentages, net profit margins, and that a viable product would exist and be brought to market in 2021, and are not based on company-specific inputs, or any historical financial results of E-Mo.

We expect that you will need to evaluate the guidance in FASB ASC 805-10-55-3A through 55-9 to determine whether E-Mo would meet the definition of a business, as it relates to any plans to report the merger as a reverse acquisition.

As discussed in our phone conference on September 7, 2021, we continue to believe that you should amend your March 17, 2021 Form 8-K, and the corresponding disclosures in your subsequent interim reports on Form 10-Q, to clarify the extent to which E-Mo has engaged and advanced in the areas referenced in your initial report, including the press release attached as Exhibit 99.1 to the February 11, 2021 Form 8-K.

We previously asked that you address the extent of revenues and earnings; the products and services it provides and their relative significance; and with regard to its efforts to create a COVID-19 vaccine, the stage of its research and development, including the timeline and steps that would be required to assess viability, obtain regulatory approvals, and market such a product; and how you view this prospect in light of the competing vaccines that are already available, along with any material uncertainties.

We also clarified during our phone conference on September 7, 2021, with regard to your supplemental August 31, 2021 letter, that our review, insofar as it pertains to your Share Exchange Agreement, is limited at this juncture to your compliance with the disclosure requirements applicable to your current and periodic reports; and does not extend to or entail advisement on whether or when to complete the transaction.

However, we believe that you should provide and maintain current disclosure about the status of the transaction, including the expected timing and reasons for delay; and if there are any uncertainties regarding the prospect of closing the transaction, the nature of these concerns and reasonably possible outcomes should be addressed.

We direct you to General Instruction C to Form 8-K, which advises that you carefully read and observe the requirements in 17 CFR Part 240, which includes Rule 12b-20, which describes the circumstances under which you must provide additional information. Such additional information should serve to clarify, in light of the points outlined above, and consistent with your response materials, that E-Mo is a start-up, development-stage company, having no commercial sales of vaccines, treatments, or diagnostic products.

We also direct you to Item 303 of Regulation S-K, as it pertains to interim reports on Form 10-Q, and requires that you provide disclosures that focus specifically on material events, commitments and uncertainties that are reasonably likely to cause the reported financial information not to be necessarily indicative of future operating results or future financial condition, including descriptions and amounts of matters that are reasonably likely to have a material effect or result in a material change.

Given the uncertain financial and reporting implications of you merger plans, encompassing the anticipated change in control and whether that transaction would be appropriately accounted for as a reverse merger, please expand the disclosures in your interim reports to comply with the aforementioned guidance.

Response: The parties of the Share Exchange Agreement have entered into a Termination Agreement and the Share Exchange Agreement was terminated on September 30, 2021, which was disclosed in the Form 8-K filed with the Commission on October 1, 2021. On October 1, 2021, we also filed an amendment to Form 8-K originally filed on March 17, 2021 to include the disclosure that E-Mo is a start-up, development-stage company, having no commercial sales of vaccines, treatments, or diagnostic products.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

/s/ Umesh Patel
Umesh Patel
Chief Executive Officer of Fuse Group Holding Inc.